UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into the registration statement of Xinyuan Real Estate Co., Ltd. (“Xinyuan”) on Form F-3 (Registration Number 333-160518) and into the prospectus and prospectus supplement related thereto, and this 6-K Report shall be deemed a part of such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Xinyuan under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: June 11, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release Announcing Termination of Selling Shareholder Best Efforts Offering

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES TERMINATION OF BEST

EFFORTS OFFERING BY SHAREHOLDERS

BEIJING, China, June 11, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that it has been advised that the three selling shareholders named in the preliminary prospectus supplement filed by the Company with the SEC on June 4, 2010 (“Prospectus Supplement”), Blue Ridge China Partners, L.P., EI Fund II China, LLC and Ms. Yuyan Yang, have terminated their best efforts offering of up to 9,500,000 American Depositary Shares (“ADSs”).

The selling shareholders may sell ADSs pursuant to the methods of sale described in the “Plan of Distribution” section of the prospectus filed on November 3, 2009 relating to the Company’s registration statement on Form F-3 that was declared effective on October 30, 2009.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. All information provided in this press release is as of June 11, 2010. Except as required by law, Xinyuan undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com